LD INVESTMENTS CLUB

We're testing the waters to gauge investor interest...

In an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is f iled and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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